SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

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       In the Matter of      )
                             )
EUA SERVICE CORPORATION,     )
 Boston, Massachusetts       )     Certificate of Notification
                             )         Pursuant to Rule 24
    File No. 70-7428         )
                             )
(Public Utility Holding      )
 Company Act of 1935)        )
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     EUA Service Corporation, ("Service"), a subsidiary of Eastern
Utilities Associates, ("EUA"), a registered holding company, in accordance with the Supplemental Order of the Securities and Exchange Commission entered in the above matter on February 18, 1986, authorizing the financing by System service company and amendment of intrasystem service contracts hereby certifies pursuant to Rule 24 that the equity return which was part of the subject of the application-declaration, as amended, filed in said matter, for the calendar year 1998, will be 11.21%. The equity return for 1998 is based upon actual results for 1997 as detailed on Exhibit L filed herewith.

Item 6.  Exhibits and Financial Statements (* indicates filed herewith):

    Exhibit K-1   Portion of the most recent Decision of
                  the Massachusetts Department of Public
                  Utilities with respect to a rate
                  application of Eastern Edison (Exhibit
                  K-1, to Certificate of Notification
                  dated April 27, 1993, previously filed by Form SE, File No. 70-7428).


    Exhibit K-2   Settlement Agreement of Federal
                  Energy Regulatory Commission (FERC) with respect to a rate application between Montaup Electric Company, Newport Electric Corporation, the Attorney General of
                  Massachusetts, and the Attorney General of Rhode Island and the Rhode Island Division of Public Utilities and Carriers dated January 26, 1995. (Exhibit K-2, to R-24 filed March 21,
                  1996, File No. 70-7428).

    Exhibit K-3   Portion of the most recent Decision of
                  the Department of Public Utilities and
                  Carriers, Public Utilities Commission
                  of Rhode Island with respect to a rate
                  application of Blackstone (Exhibit
                  K-3, to Certificate of Notification
                  dated April 1, 1992, previously filed by Form SE,
                  File No. 70-7428).

    Exhibit K-4   Portion of the most recent Decision of
                  the Department of Public Utilities and
                  Carriers, Public Utilities Commission
                  of Rhode Island with respect to a rate
                  application of Newport (Exhibit
                  K-4, to Certificate of Notification
                  dated April 27, 1993, previously filed by Form SE,
                  File No. 70-7428).

    Exhibit L*   Computation of 1998 Annual Equity
                 Return.

                                EUA SERVICE CORPORATION

                                By:  /s/ Donald T. Sena
                                     Donald T. Sena
                                     Assistant Treasurer

March 25, 1998